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July 10, 2007	313.234.7102
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071569-0104

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele M. Anderson

Mr. John Zitko

Re:	Oakmont Acquisition Corp.

Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A File No. 0-51423

Ladies and Gentlemen:

This letter responds to certain requests for supplemental information made by Ms. Anderson and Mr. Zitko during our telephone calls on July 5, 2007. This response is sent on behalf of our client, Oakmont Acquisition Corp. (the “Company” or “Oakmont”).

1.	Section 13(d)(3) of the Exchange Act of 1934, as amended, states that “[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a ‘person’ for the purposes of [Section 13(d)].”

The activities of and contacts between Oakmont and its affiliates on the one hand (collectively referred to as “Oakmont” in this response), and Brooke Credit and its affiliates on the other hand (collectively referred to as “Brooke Credit” in this response) through July 8, 2007, including their respective contacts with Morgan Joseph, are detailed in Amendment No. 5 to the preliminary proxy statement filed on July 5, 2007 under the captions “Item 1: Merger Proposal – Background of the Merger” and “– Oakmont Common Stock Purchases,” and are supplemented by responses Nos. 2 and 3 included in our supplemental response letter dated July 6, 2007.

At no time through July 8, 2007 did Oakmont and Brooke Credit have any agreement or understanding by which they would act together as a group, nor did they take any action as a group, for the purpose of acquiring, holding or disposing of Oakmont securities. Although Oakmont and Brooke Credit were both informed by Morgan Joseph that in Morgan Joseph’s opinion QVT Financial and Weiss were going to vote

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

July 10, 2007

against the merger and elect conversion, these discussions were held separately and were not initiated by either Oakmont or Brooke Credit. As we have previously stated, Oakmont had no discussions with Brooke or Morgan Joseph regarding purchasing Oakmont common stock and in fact was not aware Brooke intended to make any purchases until Brooke began purchasing Oakmont common stock on June 18, 2007.

Therefore, Oakmont does not believe it was part of any “group” under Section 13D of the Exchange Act with Brooke Credit, Morgan Joseph or any other persons or entities through July 8, 2007.

2.	Oakmont believes that to the extent Regulation M applies to the proposed merger transaction with Brooke Credit, which involves the private placement of Oakmont common stock to Brooke Credit’s common stock holder(s) as merger consideration, it only applied to that “distribution”, and not to the solicitation of votes from Oakmont’s own stockholders in connection with the transaction.

In particular, Oakmont notes that Division of Market Regulation: Staff Bulletin No. 9, “Frequently Asked Questions About Regulation M”, dated October 27, 1999 and updated April 12, 2002, has a number of questions and answers on point under the Restricted Period section. The seventh and eighth questions under this section, and the answers thereto, are reproduced below:

Q:	In a merger, is the restricted period based on both the target company’s and acquiror company’s shareholder votes?

A:	No. The restricted period is based solely on the target company’s shareholder vote.

Q:	What is the restricted period for a security to be distributed in connection with the acquisition of a privately held company when the shareholders will not be solicited through proxies?

A:	The day most comparable to the day of mailing the proxy solicitation materials is the day the target security holders are first asked to commit to the transaction, which would be the day the acquiror sends a definitive acquisition agreement to the target security holders for their execution. The restricted period would commence on the earlier of one (or five) business day(s) prior to (i) the time the acquiror furnishes the definitive acquisition agreement for execution to the security holders of the privately held target company or (ii) the commencement of the valuation period. The restricted period would continue until the later of (i) execution of the definitive acquisition agreement or (ii) the end of the valuation period.

Securities and Exchange Commission

July 10, 2007

Applying these questions and their answers to the facts of the proposed Oakmont-Brooke Credit merger, any Restricted Period that may have been applicable to the proposed transaction ended on February 8, 2007, the date the Agreement and Plan of Merger was executed and delivered by Brooke Credit and Brooke Corp.

Please call with any questions you may have with respect to the foregoing, or if I may otherwise be of assistance in this matter.

Very truly yours,

Thomas E. Hartman

TEH:ck

cc: Michael C. Azar